July 16, 2025

Brad Tade
Chief Financial Officer & Treasurer
ADMA Biologics, Inc.
465 State Route 17
Ramsey, New Jersey 07446

       Re: ADMA Biologics, Inc.
           Form 10-K for the fiscal year ended December 31, 2024
           Filed March 18, 2025
           File No. 001-36728
Dear Brad Tade:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 68
Results of Operations, page 70

1. We note your analysis of revenues for the periods presented on pages 73 and 75, including the 65% increase in revenue in 2024 and improved operating results which contributed to net income on a GAAP basis for the first time, and your expectation of increased physician, payer and patient acceptance and utilization of ASCENIV, as well as sales increases for some of your other IG products. Please address the following:
           Please revise your future filings to provide a breakout of revenue by product.
           Refer to Item 303(b)(2)(ii) of Regulation S-K and ASC 280-10-50-40. In light of the Voluntary Withdrawal in the first quarter of 2025, please revise
           your future filings to disclose your methodology for how you account for product returns and how the Voluntary Withdrawal had an impact on your ability to make
 July 16, 2025
Page 2

           estimates of variable consideration vis a vis the gradual increase in charges to the inventory valuation allowance over the last three years as shown in your Schedule
           II.
             Consider providing a tabular rollforward of significant adjustments to revenue such as product returns for the periods presented.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jenn Do at 202-551-3743 or Kevin Vaughn at 202-551-3494 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Life
Sciences